FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Jan 03, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 - 2nd Floor 05093-901 - São Paulo - SP – Brazil Tel. (55 11) 2113-3552 www.sadia.com.br

São Paulo, December 14, 2005

MARKET ANNOUNCEMENT

Sadia announces R$850 million in investments for 2006

On December 14, Sadia organized a lunch with journalists from the Brazilian press. Were present at the event, the Company’s chairman, Mr. Walter Fontana Filho, the Company’s CEO, Mr. Gilberto Tomazoni and directors from several areas of the Company. Many subjects were discussed in this lunch, such as exports, investments, 2005 Christmas sales, Sadia’s results in 2005 and perspectives for 2006. Among the main subjects that were discussed, it is worth mentioning:

• The year of 2005 was very positive for Sadia. Gross operational revenues amounted to R$6.1 billion until the end of September;

• In 2005, Sadia’s gross operational revenues should grow 15% as compared to the consolidated twelve months from the previous year;

• Exports were one of the highlights of 2005. Sadia’s sales to foreign markets should grow 17% as compared to 2004. Until September, gross operational revenues amounted to R$3.1 billion.

• In 2005, Christmas sales are expected to be the best among the last three years. It is forecasted a 12% growth in volumes as compared to the same period last year;

• Throughout the year, Sadia has made investments that amounted to R$600 million, an increase from the R$500 million announced previously. These investments were directed to the Uberlândia, Toledo and Francisco Beltrão units, and to the distribution center in Jundiaí;

• In 2005, Sadia hired 3,500 new employees, having finished the year with over 44 thousand collaborators;

• Until September 2005, Sadia had released 58 new products in the domestic market. From 1998 to 2004 Sadia released 60 products per year on average.

Perspectives for 2006

• Sadia announced R$850 million in investments for 2006. This amount will be used mainly in the construction of the new units in the State of Mato Grosso (Lucas do Rio Verde and Campo Verde), as well as new projects in the Uberlândia unit (State of Minas Gerais), Toledo and Ponta Grossa units (State of Paraná). These investments will also include improvements in the operational process, giving the Company greater agility and will allow better services to Sadia’s clients, both national and foreign. The first step in this process will be the creation of a Service Center in Curitiba, where all departments involved in sales and delivery logistics will work together;

• The investments will be financed through the Company’s own resources, BNDES, export financing and rural credit;

• In 2006, it is expected a 15% increase in the Company’s EBITDA margin as compared to 2005;

• As the economy is growing in a constant and moderate pace, Sadia believes sales in the domestic market will have a good performance and expects a 13% growth in 2006;

• It is also expected that exports will have a good performance. It is expected a 15% growth in exports volumes.

Luiz Gonzaga Murat Júnior
Investor Relations Director
Sadia S.A.